ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

December 8, 2011	Colleen Bathen Meyer
T +1 415 315 6366
F +1 415 315 4819
colleen.meyer@ropesgray.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Attention:    Kimberly Browning, Esquire

Re:                               Schroder Series Trust — Post-Effective Amendment No. 56 (the “Amendment”) to Registration Statement on Form N-1A (File Nos. 33-65632 and 811-7840)

Dear Ms. Browning:

This letter sets forth the responses of Schroder Series Trust (the “Trust”) to comments you provided to me telephonically on November 2, 2011 regarding the Amendment.  The Amendment relates to Schroder Absolute Return EMD and Currency Fund, a series of shares of the Trust (the “Fund”).

For convenience of reference, I have summarized below the text of each comment in bold before each response; the Trust’s responses follow in normal typeface.  In addition, enclosed with this letter is a copy of the Investor Shares Prospectus and the Statement of Additional Information (“SAI”), marked to reflect, among other things, changes that will be made in response to the comments. The Trust will file on EDGAR a complete filing under Rule 485(b) of the Securities Act of 1933, as amended, prior to the Registration Statement’s effectiveness.

General

(1)  Please make the requested “Tandy” letter statements in your response letter to us, which should be filed as correspondence via EDGAR.

On behalf of the Trust, we acknowledge that:

(a)                                  the Trust is responsible for the adequacy and accuracy of the disclosure in the registration statement;

(b)                                 Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to a filing; and

(c)                                  the Trust may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

(2) Please explain how the words “absolute return” in the Fund’s name correspond to the investment objective and principal investment strategies of the Fund.  The investment objective and principal investment strategies of the Fund seem to suggest the Fund is a total return fund.  The Fund’s investment objective of seeking “positive absolute return from capital growth and income” corresponds to “total return” not “absolute return.”  Additionally, the Fund’s “Principal Investment Strategies” section states that the Fund “seeks to achieve a positive total return.”  Please clarify and modify the disclosure appropriately.

The Trust considers the investment objective and strategies described in the prospectuses to be consistent with the term “absolute return.”  As the prospectuses make clear, the Fund seeks a positive absolute return on its investments, rather than a favorable return relative to a specified benchmark index.  The Trust will add the following sentence to the first paragraph under “Principal Investment Strategies”: “The Fund’s sub-adviser will seek to achieve a positive absolute return in all market conditions and will not manage the Fund to outperform a specific securities benchmark.”  In addition, references to “total return” will be changed to “absolute return.”

(3) Please enhance the disclosure to avoid open-end terms such as “other investments” and “other debt securities.”

The Trust has described in the prospectuses and SAI the investments it expects to make and believes that it is not appropriate to list the other types of securities.  Please see the Trust’s responses to comment numbers 9 and 11 below.

(4) Please confirm supplementally that there is no inconsistency between the disclosure in the “Principal Investment Strategies” section in the summary section of the prospectuses and the disclosure in the part of the prospectuses called for by Item 9 of Form N-1A.  Also, please confirm that the summary section summarizes the disclosure called for by Item 9 of Form N-1A.  If necessary, please revise accordingly.

The Trust confirms that the two sections of the prospectuses are consistent with each other and confirms that the summary sections of the prospectuses summarize the disclosure called for by Item 9 of Form N-1A.

Summary Prospectuses

(5) We note that the “Annual Fund Operating Expenses” table does not include the “Other Expenses,” “Total Annual Fund Operating Expenses,” and “Expense Reimbursement” amounts.  Please represent supplementally that you are aware of your obligation to make a complete filing under Rule 485(a) and that the purpose of a filing under Rule 485(b) is to make non-material changes to the Registration Statement.

The Trust will complete the “Annual Fund Operating Expenses” table in its filing under Rule 485(b).  The Trust is aware of its obligations to make a complete filing under Rule 485(a) and of the purpose of Rule 485(b).

(6) Please confirm supplementally that there are no recoupment privileges by the Fund’s adviser with respect to the application of any fee waivers and that the expense reimbursement agreement will be in effect for no less than one year.

The adviser does not currently have the ability to recoup amounts waived in one year in any subsequent year.  The Trust confirms that the expense reimbursement agreement will be in effect for no less than one year.

(7) Please add disclosure to the footnote to the “Annual Fund Operating Expenses” table about the expense reimbursement agreement that states that if the excluded costs (“other than Acquired Fund Fees and Expenses, other indirect acquired fund expenses, interest, taxes, and extraordinary expenses”) had been included, the Expense Reimbursement amount that appears in the table would have been higher.

The Trust will make the requested change.

(8) In the “Principal Investment Strategies” section, please explain whether there is a limit on investments in U.S. dollar currency in the context of the following disclosure: “The Fund seeks to achieve a positive total return through investments in emerging market debt (“EMD”) securities and in currencies of countries anywhere in the world (including the U.S. dollar) and other investments providing exposures to those currencies.”

There is no limit to investments in U.S. dollar currency. The disclosure states that the Fund will normally invest at least 60% of its assets in EMD securities and investments providing exposure to emerging market currencies. EMD securities may be U.S. dollar denominated.  The Trust is adding disclosure stating that EMD securities may be denominated in local emerging market currencies or in non-emerging market currencies, including the U.S. dollar.

(9) In the “Principal Investment Strategies” section, please explain what the phrase “other investments providing exposure to those currencies” means wherever such phrase appears.  For example, what does the phrase mean in the following sentence: “The Fund seeks to achieve a positive total return through investments in emerging market debt (“EMD”) securities and in currencies of countries anywhere in the world (including the U.S. dollar) and other investments providing exposures to those currencies.”

The Trust will add the following paragraph to the “Principal Investment Strategies” sections:

The Fund may gain currency exposures by holding cash positions or through notional or derivative transactions (such as currency futures contracts, forward contracts, options and swaps)   The Fund may also seek to gain exposure to a currency by investments in debt securities denominated in such a currency, if the Fund’s sub-adviser determines that those securities provide an effective substitute for investment directly in the currency.

(10) In the “Principal Investment Strategies” section, please clarify the significance of the phrases “companies that the Fund’s sub-adviser considers to have substantial operations in emerging market countries” and “companies whose prospects and financial standing the sub-adviser believes may be significantly affected by developments in one or more emerging markets.”  What does “substantial operations” mean?  Please use the 50% test (i.e., the Fund considers an emerging market company to be a company economically tied to an emerging market country by having at least 50% of its assets in that country or from which it derives at least 50% of its revenues or profits from that country)?

The Trust will add language to the “Principal Investment Strategies” section stating that EMD securities will include securities of companies “organized in emerging market countries or that the Fund’s sub-adviser determines to have at least 50% of their assets in one or more emerging market countries or to derive at least 50% of their revenues or profits from one or more emerging market countries.”

(11) In the “Principal Investment Strategies” section, please explain the phrase “other debt securities” in the following sentence: “The sub-adviser will allocate the Fund’s assets actively among different EMD securities, other debt securities, and currency and cash positions in response to changing market conditions.”  What kinds of debt securities?  Also, please add disclosure on the specific attributes of the debt securities (e.g., the credit quality of the securities such as whether they include junk bonds, bonds in default, and unrated bonds) and the terms (e.g., whether variable or fixed) and duration (and whether there are any limits on duration).  In other words, please provide standard debt disclosure.

The Trust will add language to the “Principal Investment Strategies” section stating that other debt securities may include debt obligations of governmental or private issuers located anywhere in the world.  The prospectuses already stated that the Fund “may invest in securities rated in any rating category and in unrated securities, and it may invest any portion of its assets in securities rated below investment grade or in unrated securities (so-called ‘junk bonds’).  The Fund may buy securities that are in default and ‘special situation’ and ‘work-out bonds.’”  The prospectuses also already state that the Fund “may invest in securities of any maturity, and the Fund’s average duration may vary greatly.”  The Trust has added the following language to the disclosure called for by Item 9 of Form N-1A: “It is likely that most EMD securities will be rated below investment grade or will be unrated securities of comparable quality.”

(12)  In the “Principal Investment Strategies” section, please add disclosure on what percentage of the Fund’s assets will be invested in currency and cash positions.

The Trust respectfully notes that the Fund may invest without limit in currency and cash positions, since the Fund actively allocates its assets between securities and currency/cash positions. However, the Fund will invest in securities in amounts necessary to qualify as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

(13) In the “Principal Investment Strategies” section, please clarify the phrase “more developed countries” in the following sentence: “The Fund, under normal circumstances, will invest at least 80% of its net assets (plus any borrowings for investment purposes) in EMD securities and securities or other investments intended to provide exposure to currencies around the world, including currencies of emerging market countries and of more developed countries, including the United States.”  Please also specify the percentage of the Fund’s assets that will be invested in other investments intended to provide exposure to currencies of more developed countries, including the United States.  Is it 40%?

The words “more developed countries” will be replaced with “countries other than emerging market countries.”  There is no limit on the Fund’s exposure to currencies of more developed countries.  As noted in response to comment number 8 above, the Fund’s investments in EMD securities may be denominated in U.S. dollars (or other more developed country currencies). The Trust is adding disclosure stating that EMD securities may be denominated in local emerging market currencies or in non-emerging market currencies, including the U.S. dollar.

(14) In the “Principal Investment Strategies” section, please specify which “derivatives contracts” the Fund will use, by listing a conclusive list and clarify what the phrase “similar instruments” means in the following sentence: “(For purposes of this 80% requirement, the Fund will include among its investments in currencies its exposures to currencies under derivatives contracts, such as forward foreign currency contracts or similar instruments.)”  For such derivatives used, please add disclosure on the attendant risks of each type of derivative in the “Principal Risks” section.  Please also add disclosure in plain English describing the purposes for which the Fund will use derivatives.

The Trust respectfully notes that the disclosure called for by Item 9 of Form N-1A lists the types of derivatives contracts and the purposes for which they are used.  Please see the last paragraph of the “Principal Investment Strategies” section (on page 6 of the Investor Shares prospectus).  The Trust respectfully declines to add such disclosure to the “Principal Investment Strategies” sections of the summary prospectuses.

Additionally, the Trust believes that its risk disclosure on derivatives in the summary prospectuses and in the disclosure called for by Item 9 of Form N-1A meets the standards espoused by the SEC staff.

(15) In the “Principal Investment Strategies” section, please disclose whether the EMD securities will be liquid; if not, provide additional disclosure.  For example, in the “Principal Risks” section, please specify whether the liquidity risk is tied to EMD securities.

The Fund’s EMD investments are subject to the same liquidity constraints as any other investments by the Fund.  The Trust will add additional language to the “Principal Risks” section regarding the liquidity of EMD investments.

(16) In the “Principal Investment Strategies” section, please clarify whether the Fund’s EMD securities will be traded in the U.S.

Because EMD securities are debt securities, they will in almost all cases be traded in the over-the-counter markets.  Counterparties for such trades may be located anywhere in the world.  The Trust does not believe that a statement as to whether such debt securities will be traded in the U.S. would be meaningful or helpful to investors.

(17) In the “Principal Investment Strategies” section, please clarify the phrase “substantial exposure” in the following sentence “The Fund may at times have a substantial exposure to the U.S. dollar” by providing a percentage of the Fund’s total assets that will be exposed to the U.S. dollar.  In plain English, explain how that ties into the Fund’s name and if the Fund’s name is consequently appropriate for the Fund.

The Trust will add the phrase “(up to 100% of the Fund’s assets)” after the referenced sentence. Please see responses to comment numbers 8 and 13 above.  The Trust believes the Fund’s name is appropriate. The name of the Fund and the principal investment strategies make clear that the Fund’s sub-adviser will allocate the Fund’s assets among different securities and currencies, including the U.S. dollar.

(18) Please condense the disclosure in the “Purchase and Sale of Fund Shares” section by either deleting some disclosure or moving it to the disclosure in the back of the prospectuses and limit the disclosure to that called for by Form N-1A.  Specifically, the following sentences can be deleted: “If your shares are held in the name of a financial intermediary, they may only be sold through that financial intermediary. Generally, purchase and redemption requests received in good order will be processed at the net asset value (NAV) next calculated after the request is received.”

Since the Fund is sold primarily through financial intermediaries, the Trust believes that the language the staff has cited is helpful and appropriate and respectfully declines to delete it.

(19) In the “Payments to Broker-Dealers and Other Financial Intermediaries” section, please conform the disclosure to the requirements of Form N-1A.  Specifically, add the references to “salespersons.”

The Trust will make the requested changes.

Prospectuses

(20) In the “Principal Investment Strategies” section in the disclosure called for by Item 9 of Form N-1A, the test for determining whether a country is an “emerging market country” should be more clearly disclosed.  The disclosure now states, “The Fund’s sub-adviser determines whether a particular country should be considered an “emerging market country” based on such factors as it considers appropriate.”  The phrase “based on such factors as it considers appropriate” should be replaced with clearer disclosure.  Consider whether it would be clearer disclosure to list the countries that the Trust does not consider emerging market countries, instead of the countries that it does consider emerging market countries.

The Trust will remove the phrase “based upon factors it considers appropriate” and will replace such disclosure with the disclosure reflected on page 5 of the Investor Shares prospectus.

(21) In the “Principal Investment Strategies” section in the disclosure called for by Item 9 of Form N-1A, with respect to the sentence, “The Fund may also invest a portion of its assets in government securities of the following countries: the United States, the United Kingdom, Japan, Canada, and countries within the Euro zone,” replace the phrase “a portion” with the applicable percentage.  Is it 40%?

The reference to those securities will be removed.

(22) In the “Principal Investment Strategies” section in the disclosure called for by Item 9 of Form N-1A, please restate the phrase “substantial cash investments” in terms of a percentage in the following sentence, “The Fund’s currency investments may result in the Fund’s holding substantial cash investments (in any currency, including the U.S. dollar), and the sub-adviser may make aggressive use of cash, potentially building the Fund’s cash position to help ensure that the Fund will be able to invest aggressively in attractive new opportunities as they become available.”  Also, please clarify the term “aggressive” in the context of “aggressive use of cash.”  Why will the Fund use cash aggressively, keeping in mind the objective of the Fund?

As noted above, there is no limit on the Fund’s cash holdings.  The words “aggressive” and “aggressively” have been removed from the prospectuses.

(23) Please explain supplementally why the Trust has specifically mentioned “U.S. Treasury futures” and “German Bund futures” in the “Principal Investment Strategies” section in the disclosure called for by Item 9 of Form N-1A.  Is it because they are highly sought out and attractive investments?

While the Trust made reference to those specific futures contracts solely by way of example, the Trust will replace such references with “currency futures contracts.”

(24) In the “Principal Investment Strategies” section in the disclosure called for by Item 9 of Form N-1A, please state the Fund’s 80% non-fundamental policy (per Rule 35d-1 under the 1940 Act) and whether the Fund will provide 60 days notice to shareholders prior to changing such policy.

The requested changes will be made.

(25) With respect to the “Performance Information of Certain Other Accounts” section, please explain supplementally what comprises the composite.

As per the requirements of the Global Investment Performance Standards (GIPS®), the Emerging Market Debt Composite is comprised of all Schroders Firm (as such term is defined in the prospectuses) fully discretionary accounts that seek to achieve an absolute return by investing in a diversified portfolio of debt obligations issued by governmental and corporate issuers in emerging market countries and by buying and selling currencies in an attempt to take advantage of changes in relative valuations.  The composite currently consists of Schroder International Selection Fund (SISF) Emerging Market Debt Absolute Return Fund and Schroder Emerging Markets Debt Fund, a separate series of Schroder Investment Portfolios, L.P.

(26) With respect to the “Performance Information of Certain Other Accounts” section, please explain supplementally why a fee of 0.90% was used prior to December 31, 2006.

A management fee of 0.90% is used prior to December 31, 2006 because that was the highest management fee charged to an account prior to December 31, 2006.

(27) In the “Performance Information of Certain Other Accounts” section, please revise footnote 5 to the table so that the disclosure is in plain English.

The Fund’s adviser and sub-adviser have informed the Trust that the performance data of the composite in the “Performance Information of Certain Other Accounts” section, and the related footnotes, have been verified by a registered public accounting firm and are intended to be prepared in compliance with the Global Investment Performance Standards (GIPS®).  For those reasons, the Fund’s adviser and sub-adviser have advised the Trust that they believe the footnote disclosure should not be revised.

(28) Please confirm that you have the disclosure required by Rule 22c-1 under the 1940 Act with respect to having the financial intermediary consummate transactions on your behalf.

The Trust so confirms.

Statement of Additional Information

(29) Please confirm that all principal investment strategies and risks included in the SAI are also included in the prospectuses.

The Trust so confirms.

(30) Please confirm that all non-principal investment strategies are included in the SAI or revise accordingly.

The Trust so confirms.

(31) Please confirm that principal investment strategies are distinguished from non-principal investment strategies.

The Trust so confirms.

(32) In the “Non-Principal Investments, Investment Practices and Risks” section, please provide a percentage limitation with respect to repurchase agreements.

The Trust respectfully notes that under the sub-heading “Repurchase Agreements,” the disclosure states, “The Fund may enter into repurchase agreements without limit.”

(33) Please provide a separate carve-out describing illiquid securities and disclose the percentage limitation.  Such a percentage limitation should apply continuously.

The Trust will revise its disclosure in the “Additional Information Concerning the Fund’s Principal Investment Strategies” under the subsection that was previously titled “Private Placements and Restricted Securities” (and will be titled “Illiquid Securities, Private Placements, and Restricted Securities”) to include additional disclosure on illiquid securities. The Trust notes that non-fundamental policy number 1 in the SAI sets forth the Fund’s percentage limitation with respect to investments in illiquid securities.  Please see the Trust’s response to comment number 37.

(34) In the “Non-Principal Investments, Investment Practices and Risks” section, please provide a percentage limitation on lending Fund portfolio securities.  The percentage should not exceed 33 1/3% of the Fund’s assets.

Under the sub-heading “Loans of Fund Portfolio Securities,” the Trust notes that the disclosure states: “aggregate market value of the Fund’s portfolio securities loaned will not at any time exceed one-third of the total assets of the Fund.”

(35) In the “Non-Principal Investments, Investment Practices and Risks” section, please provide disclosure on reverse repurchase agreements and disclose whether there is a percentage limitation on investing in reverse repurchase agreements.  If there is no limit, please add disclosure on leverage.

In the “Non-Principal Investments, Investment Practices and Risks” section, the Trust will add disclosure regarding reverse repurchase agreements after the description of repurchase agreements. The SAI currently states in the “Investment Restrictions” section that the “Fund may engage in reverse repurchase agreements without limit, subject to applicable law.”  Disclosure will be added to the SAI stating that the Fund does not currently intend to enter into reverse repurchase agreements for the purpose of creating investment leverage.

(36) In the “Investment Restrictions” section, please disclose whether the Fund has a policy to concentrate its investments in an industry or group of industries.  Note that a foreign government is considered an industry for purposes of the 25% limitation.

The Fund does not have a present intention to concentrate its investments in a single industry or group of industries, and the Trust will add disclosure to the “Investment Restrictions” section stating that the Fund may not concentrate its investments in an industry or group of industries. The Fund does not currently have any intention to invest more than 25% of its assets in the obligations of any one foreign government.

(37) In the “Investment Restrictions” section, under the heading “Non-Fundamental Policies,” please replace the word “invest” with the word “hold” in the non-fundamental policy number one (“It is contrary to the current policy of the Fund, which policy may be changed without shareholder approval, to invest more than 15% of its net assets in securities that are not readily marketable, including securities restricted as to resale (other than securities restricted as to resale but determined by the Trustees, or persons designated by the Trustees to make such determinations, to be readily marketable).”)  Note that percentage limitations will apply continuously.  Please disclose what the Fund will do if the 15% limitation is reached.

In the “Investment Restrictions” section of the SAI, under the sub-heading “Non-Fundamental Policies,” the Trust will revise its disclosure to read as follows:

All percentage limitations on investments will apply at the time of investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment; except that (i) if the Fund ceases to maintain the 300% asset coverage ratio described above in the section regarding fundamental investment restrictions of the Fund (see the Note following restriction 2), it expects to take steps to restore that asset coverage ratio within three days thereafter (excluding Sundays and holidays) or such longer period as may be prescribed by applicable regulations, and (ii) if the percentage of the Fund’s assets invested in illiquid securities exceeds 15% of its net assets as set forth above in the Fund’s non-fundamental policy number 1, the Fund intends to take steps to reduce the amount of illiquid securities to meet this non-fundamental policy within a time frame deemed to be in the best interests of the Fund.

The Trust respectfully declines to modify its non-fundamental policy.

(38) Please add a non-fundamental policy stating that it is contrary to the current policy of the Fund to purchase securities when outstanding borrowings exceed 5% of the Fund’s total assets.

The Trust will make the requested change.

I hope that the foregoing is responsive to your comments.  If you have any questions please call me at (415) 315-6366 or my colleague Timothy W. Diggins at (617) 951-7389.  Thank you for your efforts in reviewing the Registration Statement.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer

cc:

Carin Muhlbaum, Esq.

Mr. Alan M. Mandel

Abby L. Ingber, Esq.

Timothy W. Diggins, Esq.